Exhibit 99.1

FERROGLOBE PLC

(a public limited company having its registered office at 5 Fleet Place, London, EC4M 7RD, United Kingdom and incorporated in England and Wales with company number 9425113)

2 June 2017

Dear Shareholder

2017 Annual General Meeting of Shareholders of Ferroglobe PLC (“Ferroglobe” or the “Company”)

I am pleased to invite you to attend Ferroglobe’s annual general meeting of its shareholders (the “Annual General Meeting”), to be held at 2:00 p.m. (British Summer Time) on Wednesday, 28 June 2017 at Brown’s Hotel, 19 Dover Street, London W1S 4LW, United Kingdom. The accompanying notice of Annual General Meeting describes the meeting, the resolutions you will be asked to consider and vote upon, and related matters.

Your vote is important, regardless of the number of shares you own. Whether or not you intend to attend the Annual General Meeting, please vote as soon as possible to make sure that your shares are represented. You may vote via the internet, by phone, or by mail by signing, dating and returning your proxy card in the envelope provided.

Recommendation

Except for Resolution 15, we consider all resolutions proposed to shareholders at the Annual General Meeting to be standard business. Resolution 15 relates to proposed changes to the Articles of Association of the Company to allow Pedro Larrea Paguaga, Ferroglobe’s Chief Executive Officer, to be appointed to the Company’s board of directors (the “Board”). You will find an explanation of each resolution within the Explanatory Notes on pages five to nine of this pack. The Board considers that all the resolutions to be put to the Annual General Meeting are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. The Board unanimously recommends that you vote “for” each of the proposed resolutions, as the members of the Board intend to do in respect of their beneficial holdings.

Thank you for your continued support of Ferroglobe.

Yours sincerely,

Javier López Madrid
Executive Chairman

FERROGLOBE PLC

(a public limited company having its registered office at 5 Fleet Place, London, EC4M 7RD, United Kingdom and incorporated in England and Wales with company number 9425113)

NOTICE OF 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the holders of ordinary shares of Ferroglobe PLC (“Ferroglobe” or the “Company”):

Notice is hereby given that Ferroglobe’s Annual General Meeting of shareholders will be held on Wednesday, 28 June 2017 at 2:00 p.m. (British Summer Time) at Brown’s Hotel, 19 Dover Street, London W1S 4LW, United Kingdom (“U.K.”).

The business of the Annual General Meeting will be to consider and, if thought fit, pass the resolutions below. Resolutions 1 to 14 will be proposed as ordinary resolutions, and Resolution 15 will be proposed as a special resolution. Explanations of the resolutions are given in the explanatory notes on pages 5 to 9 of this Annual General Meeting notice and additional information for those entitled to attend the Annual General Meeting can be found on pages 10 to 13. All resolutions will be put to vote on a poll, where each shareholder has one vote for each share held.

Certain of the resolutions that shareholders of the Company (“Shareholders”) will be asked to consider may not be familiar to them because, unlike many companies with shares traded on the NASDAQ markets, the Company is incorporated under the laws of England and Wales and is therefore subject to the U.K. Companies Act 2006 (the “Companies Act”). The Companies Act obliges the Company to propose certain matters to Shareholders for approval that would generally not be subject to periodic approval by shareholders of companies incorporated in the United States, but would be considered routine items for approval by shareholders of companies incorporated in England and Wales.

ORDINARY RESOLUTIONS:

U.K. annual report and accounts 2016

1.	THAT the directors’ and auditor’s reports and the accounts of the Company for the financial year ended 31 December 2016 (the “U.K. Annual Report and Accounts”) be received.

Directors’ 2016 remuneration report (the “Directors’ Remuneration Report”)

2.	THAT the Directors’ Remuneration Report (excluding that part containing the directors’ remuneration policy) for the year ended 31 December 2016 be received and approved.

Directors’ re‑election

3.	THAT Javier López Madrid be re‑elected as a director.

4.	THAT Donald J. Barger, Jr. be re‑elected as a director.

5.	THAT Bruce L. Crockett be re‑elected as a director.

6.	THAT Stuart E. Eizenstat be re‑elected as a director.

7.	THAT Greger Hamilton be re‑elected as a director.

8.	THAT Javier Monzón be re‑elected as a director.

9.	THAT Juan Villar‑Mir de Fuentes be re‑elected as a director.

10.	THAT Manuel Garrido y Ruano, appointed as a director since the last Annual General Meeting, be re‑elected as a director.

Appointment of auditor

11.
THAT Deloitte LLP be appointed as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company.

Remuneration of auditor

12.	THAT the Audit Committee of the Board be authorised to determine the auditor’s remuneration.

Authority to purchase own shares

13.
THAT pursuant to section 693A of the Companies Act, the Company be and is hereby generally authorised to make one or more off‑market purchases (within the meaning of section 693(2) of the Companies Act) of any class of the Company’s ordinary shares of $0.01 each (“Ordinary Shares”, each an “Ordinary Share”), excluding, for the avoidance of doubt, the class A ordinary shares in the Company, for the purposes of and pursuant to the Incentive Plan (as described in the notice of Annual General Meeting dated 3 June 2016) approved by the Annual General Meeting of the Shareholders on 29 June 2016, and on such terms and in such manner as the directors may from time to time determine, provided that:

(a)	the minimum price which may be paid for each Ordinary Share (exclusive of expenses) shall be the nominal value of that Ordinary Share;

(b)	the maximum aggregate number of Ordinary Shares authorised to be purchased is 5,000,000;

(c)
the maximum price (exclusive of expenses) which may be paid for each Ordinary Share shall be the higher of: (i) an amount equal to 105% of the average of the closing middle market quotations for an Ordinary Share, as derived from the NASDAQ Global Select Market, for the five business days immediately preceding the day on which that Ordinary Share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent purchase bid at the time on the trading venue where the purchase is carried out, such authority to expire at close of business on the fifth anniversary of the passing of this resolution, but during this period the Company may enter into a contract to purchase Ordinary Shares, which would, or might, be completed or executed wholly or partly after the authority ends and the Company may purchase Ordinary Shares pursuant to such contract as if the authority had not ended.

Political donations

14.
THAT in accordance with sections 366 and 367 of the Companies Act, the Company and each company which is or becomes a subsidiary of the Company at any time during the period for which this resolution has effect, be and is hereby authorised:

(a)	to make political donations to political parties and/or independent election candidates;

(b)	to make political donations to political organisations other than political parties; and

(c)	to incur political expenditure,

provided that:

(i)	the aggregate amount of political donations made or political expenditure incurred by the Company and its subsidiaries in such period shall not exceed £100,000 for the purposes of this resolution;

(ii)
‘political donations’, ‘political organisations’, ‘political parties’, ‘independent election candidates’ and ‘political expenditure’ have the meanings given in sections 363 to 365 of the Companies Act; and

(iii)	this authority shall expire on the date immediately preceding the fourth anniversary of the passing of this resolution.

SPECIAL RESOLUTION:

Amendment of the Company’s articles of association (the “Articles”)

15.
THAT the definition of “Director Nominees” in the Articles and articles 24, 25.4, 25.7, and 25.8 be amended as set out in the schedule to this Annual General Meeting notice, in order to increase the maximum number of directors of the Company so that the Chief Executive Officer of the Company may be appointed as a director.

Nicholas Deeming
Company Secretary

2 June 2017

Explanatory notes to the resolutions

Resolution 1 (U.K. Annual Report and Accounts 2016)

The Board is required to present at the Annual General Meeting the U.K. Annual Report and Accounts for the financial year ended 31 December 2016, including the Directors’ Report, the Auditor’s Report on the U.K. Annual Report and Accounts and those parts of the Directors’ Remuneration Report which have been audited.

Resolution 1 is an advisory vote and in accordance with its obligations under English law, the Company will provide Shareholders at the Annual General Meeting with the opportunity to receive the U.K. Annual Report and Accounts and ask any relevant and appropriate questions of the representative of Deloitte LLP in attendance at the Annual General Meeting.

Resolution 2 (Directors’ Remuneration Report)

Resolution 2 is an advisory vote to approve the Directors’ Remuneration Report as required by sections 439 and 440 of the Companies Act and the Large and Medium‑sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013. The Directors’ Remuneration Report is set out on pages 12 to 43 of the U.K. Annual Report and Accounts.

Resolutions 3 to 10 (directors seeking re‑election)

Resolutions 3 to 10 relate to the reappointment of the directors. Set forth below is a short biography of each of the Company’s directors.

Javier López Madrid has served as a director since our inception in February 2015 and served as Executive Vice‑Chairman from 23 December 2015 until 31 December 2016, when he was appointed Executive Chairman. He is Chief Executive Officer of Grupo Villar Mir, S.A.U. (“Grupo VM”). He is founder and largest shareholder of Siacapital and Tressis, Spain’s largest independent private bank. In addition to his professional activities, he is also a member of the World Economic Forum, Group of Fifty and a board member of Fundación Juan Miguel Villar Mir. Mr. López Madrid holds a Master in Law and Business from ICADE University.

Donald G. Barger, Jr. has served as a director since 23 December 2015. He is a member of our Compensation Committee and serves as the chairman of the Nominating and Corporate Governance Committee. He served as a member of the board of directors of Globe Specialty Metals, Inc. (“Globe”) from December 2008 until the closing of Globe’s combination with Grupo FerroAtlántica to form Ferroglobe (the “Business Combination”) and was Chairman of Globe’s Audit Committee and

Chairman of Globe’s Compensation Committee. Mr. Barger had a successful 36‑year business career in manufacturing and services companies. He retired in February 2008 from YRC Worldwide Inc. (formerly Yellow Roadway Corporation), one of the world’s largest transportation service providers, where he served as Vice President and Chief Financial Officer from December 2000 to August 2007 and from August 2007 until his retirement as advisor to the CEO. From March 1998 to December 2000, Mr. Barger was Vice President and Chief Financial Officer of Hillenbrand Industries, Inc., a provider of services and products for the health care and funeral services industries. From 1993 to 1998, Mr. Barger was Vice President of Finance and Chief Financial Officer of Worthington Industries, Inc., a diversified steel processor. Mr. Barger served on the Board of Directors of Gardner Denver, Inc. and was a member of the Audit Committee for his entire 19‑year tenure there until the sale of the company in July 2013. He served as Chair of the committee 17 of those years. Mr. Barger also served on the Board of Directors of Quanex Building Products Corporation for 16 years, retiring in February 2012. Additionally, he served on that company’s audit committee for 14 years and was its chairman for most of that time. On all the public company boards on which Mr. Barger has served, he was considered a “financial expert” for SEC purposes. Mr. Barger received a B.S. degree from the U.S. Naval Academy and an M.B.A. from the University of Pennsylvania.

Bruce L. Crockett has served as a director since 23 December 2015. He is a member of the Company’s Audit Committee and the BCA Special Committee. He served as a member of Globe’s board of directors since April 2014 until the closing of the Business Combination and was a member of Globe’s Audit Committee. Mr. Crockett is Chairman of the Invesco Mutual Funds Group Board of Directors, and is also a member of the audit, investment and governance committees. He serves as a director and audit committee chair of ALPS Property & Casualty Insurance Company. Mr. Crockett is the chairman of Crockett Technologies Associates and a private investor. He Crockett served as President and Chief Executive Officer of COMSAT Corporation from February 1992 until July 1996 and as President and Chief Operating Officer of COMSAT from April 1991 to February 1992. As an employee of COMSAT since 1980, Mr. Crockett held various other operational and financial positions, including Vice President and Chief Financial Officer. Mr. Crockett served as a director of Ace Limited from 1995 until 2012 and as a director of Captaris, Inc. from 2001 until its acquisition in 2008, and as Chairman from 2003 to 2008. Mr. Crockett is also a life trustee of the University of Rochester. Mr. Crockett received an A.B. degree from the University of Rochester, a B.S. degree from the University of Maryland, an M.B.A. from Columbia University, and holds an honorary Doctor of Law degree from the University of Maryland.

Stuart E. Eizenstat has served as a director since 23 December 2015. He is a member of the Company’s Nominating and Corporate Governance Committee and BCA Special Committee. He served as a director of Globe from February 2008 until the closing of the Business Combination and was the Chairman of Globe’s Nominating Committee. Mr. Eizenstat is Senior Counsel at Covington & Burling LLP in Washington, D.C. and heads the law firm’s international practice. He served as Deputy Secretary of the United States Department of the Treasury from July 1999 to January 2001. He was Under Secretary of State for Economic, Business and Agricultural Affairs from 1997 to 1999. Mr. Eizenstat served as Under Secretary of Commerce for International Trade from 1996 to 1997 and was the U.S. Ambassador to the European Union from 1993 to 1996. During the Clinton Administration he also served as Special Representative of the President and Secretary of State on Holocaust Issues. From 1977 to 1981 he was Chief Domestic Policy Advisor in the White House to President Carter. He is a trustee of BlackRock Funds and served as a member of the board of directors of Alcatel‑Lucent until 2016. He served as a member of the Board of Directors of United Parcel Service from 2005 to 2015. He serves on the Advisory Board of GML Ltd., and of the Office of Cherifien de Phosphates. He has received eight honorary doctorate degrees and awards from the United States, French, German, Austrian, Belgian and Israeli governments. He is the author of “Imperfect Justice: Looted Assets, Slave Labor, and the Unfinished Business of World War II” and “The Future of the Jews: How Global Forces are Impacting the Jewish People, Israel, and its Relationship with the United States.” He previously served as a Special Adviser to former Secretary of State Kerry on Holocaust‑Era Issues. Mr. Eizenstat holds a B.A. in Political Science, cum laude and Phi Beta Kappa, from the University of North Carolina at Chapel Hill, and a J.D. from Harvard Law School.

Greger Hamilton has served as a director since 23 December 2015. He is a member of the Company’s Compensation Committee and BCA Special Committee and serves as chairman of the Audit Committee. Mr. Hamilton is Managing Partner of Ovington Financial Partners, Ltd., a role he has held since 2009. From 2009 to 2014, he also served as a Partner at European Resolution Capital Partners, where he assisted in the restructuring of international banks in 16 countries. Prior to that, he was a Managing Director at Goldman Sachs International, where he worked from 1997 to 2008. He began his career at McKinsey and Company, where he worked from 1990 to 1997. Mr. Hamilton holds a B.A. in Business Economics and International Commerce from Brown University.

Javier Monzón has served as a director since 23 December 2015. He is a member of the Company’s Audit Committee and serves as chairman of the Compensation Committee. He has served as a director of ACS Servicios y Concesiones, S.A. of Spain since 2004 and as a member of the supervisory board of Lagardère SCA of France since 2008. Since June 2015, he also has served as a member of the advisory council of Chemo Group, as senior advisor to the group executive chairman at Banco Santander, and as a board member of Santander Spain. Prior to that, Mr. Monzón was Chairman and CEO of Indra

Sistemas, S.A. from 1992 until 2015. He was a Partner at Arthur Andersen from 1989 to 1990, Chief Financial Officer of Telefonica, S.A. from 1984 to 1987, and Executive Vice President of Telefonica until 1989. Mr. Monzón began his career at Caja Madrid, where he was a Corporate Banking Director. Mr. Monzón served as vice chairman of the American Chamber of Commerce in Spain from March 2010 until January 2015 and has been member of the international advisory council of the Brookings Institute since 2014. He holds a Degree in Economics from Universidad Complutense de Madrid.

Juan Villar‑Mir de Fuentes has served as a director of the Company since 23 December 2015. He has acted as the Vice Chairman of Grupo VM since 1999. He is also Vice Chairman and CEO of Inmobiliaria Espacio, S.A. Mr. Villar‑Mir de Fuentes has served on the board of directors of Obrascón Huarte Lain, S.A. since 1996 and as its Chairman since 2016. He also serves as a director and on the audit committee of Inmobiliaria Colonial, S.A. He holds a Bachelor’s Degree in Business Administration and Economics and Business Management.

Manuel Garrido y Ruano was appointed to the Board on 30 May 2017. Mr. Garrido y Ruano has served as CFO of Grupo VM since 2003, and is either a member of the board or on the steering committee of a number of its subsidiaries in the energy, financial, construction and real estate sectors. He was on the steering committee of FerroAtlántica until 2015, having previously served as its CFO from 1996 to 2003. Mr. Garrido y Ruano is Professor of Communication and Leadership of the Graduate Management Program at CUNEF in Spain. He has a deep knowledge of strategic consulting, having worked at McKinsey & Company from 1991 to 1996, where he specialised in restructuring, business development and turnaround and cost efficiency projects globally. Mr Garrido y Ruano received a Masters of Civil Engineering with honours from the Universidad Politécnica de Madrid. He also holds a M.B.A. from INSEAD.

Resolution 11 (appointment of auditor)

At each general meeting at which accounts are laid before the Shareholders, the Company is required to appoint an auditor to serve until the next such meeting. Deloitte LLP has served as the Company’s U.K. statutory auditor since 3 February 2016.

If this resolution does not receive the affirmative vote of a majority of the shares entitled to vote and present in person or represented by proxy at the Annual General Meeting, the Board may appoint an auditor to fill the vacancy.

Resolution 12 (remuneration of auditor)

Under the Companies Act, the remuneration of the Company’s U.K. statutory auditor must be fixed in a general meeting or in such manner as may be determined in a general meeting. The Company is asking its Shareholders to authorise the Audit Committee to determine the remuneration of Deloitte LLP in its capacity as the Company’s U.K. statutory auditor under the Companies Act.

Resolution 13 (authority to purchase own shares)

Further to approval of the Incentive Plan by the Annual General Meeting of the Shareholders on 29 June 2016, a resolution will be proposed to authorise the Company to make purchases of its shares pursuant to the terms of the Incentive Plan and the Companies Act. Under the Companies Act, any purchases by a company of its own shares on an exchange which has neither its registered office nor its head office in the U.K. (including NASDAQ), are considered “off‑market” purchases. In order to aid implementation of the Incentive Plan, the directors consider it prudent for the Company to have the flexibility to effect off‑market purchases of its own shares in the future.

Under the terms of the resolution, the Company will be generally authorised to make market purchases of up to 5,000,000 shares with an aggregate nominal value of US$50,000, representing approximately 3% of the total issued share capital of the Company as at 26 May 2017, the latest practicable date prior to the date of this notice. The maximum price payable per share will be based on the market price of an Ordinary Share as set out in more detail in the resolution itself. The minimum price payable per share, exclusive of expenses, is its nominal value.

If approved, the authority will expire on the fifth anniversary of the date of approval.

Resolution 14 (political donations)

Under sections 366 and 367 of the Companies Act, the Company is required to seek Shareholders’ authority to make any political donations and/or incur political expenditure in the European Union.

Although the Company does not make, and does not intend to make, donations to political parties and/or to independent election candidates within the normal meaning of that expression, the legislation is very broadly drafted and may encompass activities such as: funding seminars and other functions to which politicians are invited; supporting certain bodies involved in policy review and law reform; and matching employees’ donations to certain charities.

Therefore, in accordance with current best practice, the directors have decided to propose an ordinary resolution to authorise the Company and its subsidiaries to make certain types of political donations and/or expenditure, as more particularly described in the resolution, up to an aggregate amount of £100,000.

Resolution 15 (amendment of the Articles)

The Articles currently provide for a total of nine directors, of whom five are nominated by Grupo VM and the remainder are Independent Directors (defined in the Articles as Donald G. Barger, Jr., Stuart E. Eizenstat, Bruce L. Crockett and any other director appointed by the Independent Directors or the Board under Article 25.4 who qualifies as an independent director under NASDAQ rules). There are currently only eight directors (following the resignation of Alan Kestenbaum, who was an Independent Director), five of whom are Grupo VM nominees. There is therefore a vacancy for an Independent Director and the process of identifying a suitable additional Independent Director to join the Board is well advanced.

In addition to filling the current Board vacancy, the Board has unanimously decided that it would be in the interests of the Company to appoint Pedro Larrea Paguaga, the Chief Executive Officer of the Company, to the Board. It is common for a Chief Executive Officer to sit on the Board of an English company and this will enable the Board to benefit directly from Mr. Larrea Paguaga’s detailed knowledge of the business in its deliberations. His biography is set out below.

Pedro Larrea Paguaga has served as the Chief Executive Officer since 23 December 2015. He was Chairman and CEO of FerroAtlántica from December 2012, and served in that role until the closing of the Business Combination. He joined FerroAtlántica as CEO in 2011. Before joining FerroAtlántica, he worked for 13 years (1996 to 2009) at Endesa, the biggest power company in Spain and Latin America, where he reached the position of Chairman and CEO of Endesa Latinoamérica, with total revenues above €8 billion and EBITDA above €3 billion. He served on the Board of Directors of Enersis (2007 to 2009) and Endesa Chile (1999 to 2002 and 2006 to 2007), both public Chilean companies listed on the NYSE. Mr. Larrea Paguaga has also worked in management consulting firms PwC (2010 to 2011), where he led the energy sector practice in Spain, and McKinsey & Company in Spain, Latin America and the United States (1989 to 1995). Mr. Larrea Paguaga holds a Mining Engineer degree (MSc equivalent) from Universidad Politécnica de Madrid (graduating with honors). He also holds an M.B.A. from INSEAD, where he obtained the Henry Ford II award for academic excellence.

In order to appoint Mr. Larrea Paguaga as an additional director, it is necessary to amend the Articles to increase the maximum number of directors from nine to ten. The Board has resolved that if the proposed amendments to the Articles are approved, he will be appointed immediately on conclusion of the Annual General Meeting to fill the vacancy and would hold office until the next annual general meeting, whereupon he would come up for re‑election in the same manner as other Board members. For the purposes of the Articles, he would not be treated as a Grupo VM nominee or an Independent Director.

Further Notes:

1.
Some of the resolutions are items that are required to be approved by Shareholders periodically under the Companies Act and generally do not have an analogous requirement under United States laws and regulations. As such, while these resolutions may be familiar and routine to Shareholders accustomed to being shareholders of companies incorporated in England and Wales, other Shareholders may be less familiar with these routine resolutions and should review and consider each resolution carefully.

2.	In accordance with the Articles, all resolutions will be taken on a poll. Voting on a poll will mean that each Ordinary Share represented in person or by proxy will be counted in the vote.

3.
Resolutions 1 to 14 will be proposed as ordinary resolutions, which means that such resolutions must be passed by a simple majority of the total voting rights of Shareholders who vote on such resolutions, whether in person or by proxy. The results of the Shareholders’ vote on resolutions 1 and 2 regarding receipt of the U.K. Annual Report and Accounts and approval of the Directors’ Remuneration Report will not require the Board or any committee thereof to take (or refrain from taking) any action. The Board values the opinion of Shareholders as expressed through such resolutions and will carefully consider the outcome of the votes on resolutions 1 and 2.

4.
Resolution 15 will be proposed as a special resolution, which means that such resolution must be passed by a majority of not less than 75% of the total voting rights of Shareholders who vote on such resolution, whether in person or by proxy.

5.
“Shareholders of record” are those persons registered in the register of members of the Company in respect of Ordinary Shares at 2.00 p.m. (British Summer Time) on 5 May 2017. If, however, Ordinary Shares are held for you in a stock brokerage account or by a broker, bank or other nominee, you are considered the “beneficial owner” of those Ordinary Shares.

6.
Beneficial owners of Ordinary Shares as at 2.00 p.m. (British Summer Time) on 5 May 2017 have the right to direct their broker or other agent on how to vote the Ordinary Shares in their account and are also invited to attend the Annual General Meeting. However, as beneficial owners are not Shareholders of record of the relevant Ordinary Shares, they may not vote their Ordinary Shares at the Annual General Meeting unless they request and obtain a legal proxy from their broker or agent.

7.
Any Shareholder of record attending the Annual General Meeting has the right to ask questions. The Company must cause to be answered any questions put by a Shareholder of record attending the meeting relating to the business being dealt with at the Annual General Meeting unless to do so would interfere unduly with the business of the meeting, be undesirable in the interests of the Company or the good order of the meeting, involve the disclosure of confidential information, or if the information has already been given on the Company’s website.

8.
In accordance with the provisions of the Companies Act, and in accordance with the Articles, a Shareholder of record who is entitled to attend and vote at the Annual General Meeting is entitled to appoint another person as his or her proxy to exercise all or any of his or her rights to attend and to speak and vote at the Annual General Meeting and to appoint more than one proxy in relation to the Annual General Meeting (provided that each proxy is appointed to exercise the rights attached to different Ordinary Shares). Such proxies need not be Shareholders of record, but must attend the Annual General Meeting and vote as the Shareholder of record instructs. Further details regarding the process to appoint a proxy, voting, and the deadlines therefor, are set out in the “Voting Process and Revocation of Proxies” section below.

9.
The results of the polls taken on the resolutions at the Annual General Meeting and any other information required by the Companies Act will be made available on the Company’s website as soon as reasonably practicable following the Annual General Meeting and for a period of two years thereafter.

10.	A copy of this Annual General Meeting notice can be found at the Company’s website, www.ferroglobe.com.

11.
Recipients of this notice and the accompanying materials may not use any electronic address provided in this notice or such materials to communicate with the Company for any purposes other than those expressly stated.

12.
To be admitted to the Annual General Meeting, please bring the Admission Ticket that you will have received through the post. You will need to be able to provide your photo identification at the registration desk.

13.
On arrival at the Annual General Meeting venue, all those entitled to vote will be required to register and collect a poll card. In order to facilitate these arrangements, please arrive at the Annual General Meeting venue in good time. You will be given instructions on how to complete your poll card at the Annual General Meeting.

VOTING PROCESS AND REVOCATION OF PROXIES

If you are a Shareholder of record, there are three ways to vote by proxy:

●
By Internet – You can vote over the Internet at www.envisionreports.com/FGLO by following the instructions at such web address. You will need to enter your control number, which is a 15‑digit number located in a box on your proxy card. We encourage you to vote by Internet even if you received this Annual General Meeting notice in the mail.

●
By Telephone – You may vote and submit your proxy by calling toll‑free 1‑800‑652‑8683 in the United States and providing your control number, which is a 15‑digit number located in a box on your proxy card.

●
By Mail – If you received this Annual General Meeting notice by mail or if you requested paper copies of the Annual General Meeting notice, you can vote by mail by marking, dating, signing and returning the proxy card in the postage‑paid envelope.

Telephone and Internet voting facilities for Shareholders of record will be available 24 hours a day and will close at 2:01 p.m. (British Summer Time) on Monday, 26 June 2017. Submitting your proxy by any of these methods will not affect your ability to attend the Annual General Meeting in‑person and vote at the Annual General Meeting.

If your shares are held in “street name”, meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm, which is the Shareholder of record of your shares. You must follow the instructions of the Shareholder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to Shareholders owning shares through certain banks and brokers, according to their individual policies.

The Company has retained Computershare to receive and tabulate the proxies.

If you submit proxy voting instructions and direct how your shares will be voted, the individuals named as proxies must vote your shares in the manner you indicate.

A Shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual General Meeting by:

●	attending the Annual General Meeting and voting in person;

●
voting again by Internet or Telephone (only the last vote cast by each Shareholder of record will be counted), provided that the Shareholder does so before 2:01 p.m. (British Summer Time) on Monday, 26 June 2017.

●
delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted by Internet or Telephone, but prior to the date of the Annual General Meeting, stating that the proxy is revoked; or

●	signing and delivering a subsequently dated proxy card prior to the vote at the Annual General Meeting.

You should send any written notice or new proxy card to Proxy Services, c/o Computershare Investor Services, PO Box 30202, College Station, TX 77842‑9909, USA.

If you are a registered Shareholder you may request a new proxy card by calling Computershare at 1‑866‑490‑6057 if calling from the United States, or +1‑781‑575‑2780 from outside the United States, or you may also send a request via email to web.queries@computershare.com.

ANY SHAREHOLDER OWNING SHARES IN STREET NAME MAY CHANGE OR REVOKE PREVIOUSLY GIVEN VOTING INSTRUCTIONS BY CONTACTING THE BANK OR BROKERAGE FIRM HOLDING THE SHARES OR BY OBTAINING A LEGAL PROXY FROM SUCH BANK OR BROKERAGE FIRM AND VOTING IN PERSON AT THE ANNUAL GENERAL MEETING. YOUR LAST VOTE, PRIOR TO OR AT THE ANNUAL GENERAL MEETING, IS THE VOTE THAT WILL BE COUNTED.

DOCUMENTS AVAILABLE FOR INSPECTION

Forms of appointment of the non‑executive directors, as well as a memorandum setting out the terms of each executive director’s contract, will be available for inspection at the Company’s registered office during normal business hours and at the place of the Annual General Meeting from at least 15 minutes prior to the start of the meeting until the end of the meeting.

By order of the Board,

Nicholas Deeming
Company Secretary

2 June 2017

SCHEDULE
PROPOSED AMENDMENTS TO THE ARTICLES

Definitions
“Director Nominees” means any person nominated as a Director in accordance with Articles 24 and 25.3 through 25.6,

Article 24 NUMBER OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

The Company must have a minimum of two Directors and a maximum of ~~nine~~ ten Directors. ~~. Except as otherwise determined by a resolution of the Board, t~~The “entire Board” shall consist of ~~nine~~ the maximum number of Directors excluding the ~~; provided, however, that prior to the Sunset Date, any such resolutions shall require the vote of two‑thirds of the entire Board; provided, further, that prior to the fifth anniversary of the date of adoption of these Articles any such resolutions shall also require the approval of a majority of the Directors who are independent of Grupo VMand otherwise unconflicted with respect to such matter.~~chief executive officer from time to time, whose vote shall not be counted in respect of any resolution of the Directors which requires the approval of a specified proportion of the entire Board. Subject to Article 25.8, ~~T~~the chief executive officer shall be nominated or appointed as a Director by the Board and shall be neither a Grupo VM Director nor an Independent Director for the purposes of these Articles.

Article 25.4

Prior to the Decrease Date, subject to and in accordance with this Article 25.4 and subject to Article 24, the Independent Directors (or, if there are no Independent Directors, the Directors who qualify as independent under the Exchange Rules and are not Grupo VM Directors) shall have the exclusive right to nominate persons on behalf of the Board for election at any meeting of members called for the purpose of electing Directors ~~for~~to the Board~~,~~ or to appoint persons to fill vacancies in~~,~~ the Board, subject to the right of Grupo VM to designate and nominate Directors under these Articles or any contractual agreement between Grupo VM and the Company and subject to Articles 25.5, 25.6 and 25.7. On and after the Decrease Date, the Board shall have the right to nominate persons on behalf of the Board for election at any meeting of members called for the purpose of electing Directors ~~for,~~to the Board or to fill vacancies in~~,~~ the Board, subject to the exclusive right of Grupo VM to designate and nominate Directors under these Articles or any contractual agreement between Grupo VM and the Company and subject to Articles 25.5, 25.6 and 25.7. With respect to any meeting of members called for the purpose of electing Directors prior to the Decrease Date, the number of nominations by the Independent Directors (or, if there are no Independent Directors, the Directors who qualify as independent under the Exchange Rules and are not Grupo VM Directors) shall not exceed the number of the entire Board reduced by the number of Grupo VM Directors and by any person entitled to nomination under Articles 25.5, 25.6 and 25.7.

Article 25.7

~~On or after the third anniversary of the adoption of these Articles, if AK is not serving as the Executive Chairman, the Board may determine that the chief executive should serve as a member of the Board; provided that (A) if the chief executive is an Affiliate of Gupo VM, he or she shall be deemed to be a Grupo VM Nominee and a Grupo VM Director, as the case may be, for all purposes under these Articles and (B) if the chief executive officer was a Grupo VM Director prior to such Board determination, he or she shall be deemed to be a Grupo VM Nominee and a Grupo VM Director, as the case may be, for all purposes under these Articles.~~

[Intentionally Blank]

Article 25.8

(b)
Each of the Director Nominees nominated as an Independent Director or as a Grupo VM Director who is required to qualify as “independent” under the ~~Nasdaq~~ Exchange Rules and the chief executive officer (any such Director Nominee and the chief executive officer, a “Qualified Director Nominee”) shall at all times be qualified to serve as a Director under applicable rules and policies of the Company, the Exchange and applicable Law. Such qualification shall be determined with respect to each Qualified Director Nominee by the nominating and corporate governance committee of the Board, or other committee performing the functions of nominating Directors for election to the Board (the “Nominating and Corporate Governance Committee”), acting reasonably and in good faith and in a manner consistent with the fiduciary duties applicable to directors and the rules of the Exchange and applicable Law. In addition, in evaluating the Qualified Director Nominees for nomination, the Nominating and Corporate Governance Committee shall consider whether each Qualified Director Nominee (i) has demonstrated good judgement, character and integrity in his or her personal and professional dealings and (ii) has relevant financial, management and/or global business experience, each as determined by the Nominating and Corporate Governance Committee, acting reasonably and in good faith and in a manner consistent with the fiduciary duties applicable to directors and the rules of the Exchange and applicable Law. In the event the Nominating and Corporate Governance Committee determines reasonably and in good faith and in a manner consistent with the fiduciary duties applicable to directors, that a Qualified Director Nominee is ineligible to serve under the applicable rules and policies of the Company, the Exchange and applicable Law, or otherwise does not satisfy the standards for service on the Board specified above, the Nominating and Corporate Governance Committee will inform Grupo VM, the Board and the Qualified Director Nominee of its determination and the basis therefor in writing and in reasonable detail and will allow a reasonable opportunity for Group VM, the Board and the Qualified Director Nominee to evaluate the determination, including through meetings and discussions with the Nominating and Corporate Governance Committee regarding the circumstances of his or her eligibility to serve. Following such discussions, if the Nominating and Corporate Governance Committee, acting reasonably and in good faith and in a manner consistent with the fiduciary duties applicable to directors, has not reversed its determination that the Qualified Director Nominee is ineligible to serve, then, in the case of a Qualified Director Nominee who has been submitted for nomination, Grupo VM, the Independent Directors or the Board, as applicable, shall submit in good faith a replacement Qualified Director Nominee for consideration by the Nominating and Corporate Governance Committee as promptly as possible but in all cases within thirty (30) days, in accordance with the requirements of this Article 25, or in the case of a Qualified Director Nominee who is an incumbent Director, such Qualified Director Nominee will, if requested by the Nominating and Corporate Governance Committee, promptly tender his or her resignation from the Board or committee of the Board, as applicable, and the resulting vacancy will be filled pursuant to this Article 25.

(This page has been left blank intentionally.)